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Exhibit 12.1

JANUS CAPITAL GROUP INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005
(dollars in millions)
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$(750.4)	$206.8	$322.9	$243.6	$202.5
Interest expense	74.0	75.5	58.8	32.3	28.6
Portion of rents representative of an appropriate interest factor	6.7	6.4	4.9	5.1	5.0
Distributed earnings of less than 50% owned affiliates	—	9.0	7.2	7.1	7.1

Income as adjusted	$(669.7)	$297.7	$393.8	$288.1	$243.2

Fixed charges:
Interest expense on indebtedness	$66.5	$72.3	$56.0	$30.8	$27.5
Amortized premiums, discounts and capitalized expenses related to indebtness	7.5	3.2	2.8	1.5	1.1

Portion of rents representative of an appropriate interest factor	6.7	6.4	4.9	5.1	5.0

Total fixed charges	$80.7	$81.9	$63.7	$37.4	$33.6

Ratio of Earnings to Fixed Charges	(8.29)	3.63	6.18	7.71	7.24

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  Exhibit 12.1
JANUS CAPITAL GROUP INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES